BB

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2011
WASH, D.C.
189

11019347

KW 3/14

8-23489

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~23489~~

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MountainView Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

999 18th Street, Suite 1001
(No. and Street)

Denver	CO	80202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Watts 303-633-4782
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

555 17th Street, Suite 1000	Denver	CO	80202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VS 3/23

OATH OR AFFIRMATION

I, Robert Watts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MountainView Securities, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MONICA MEYER NOTARY PUBLIC STATE OF COLORADO

My Commission Expires JUNE 2, 2012

Signature

SVP Controller & FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen, LLP
Certified Public Accountants

McGladrey

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2011
WASH. D.C.
189

Independent Auditor's Report

To the Member of
MountainView Securities, LLC
Denver, Colorado

We have audited the accompanying statement of financial condition of MountainView Securities, LLC (the Company), as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of MountainView Securities, LLC as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Denver, Colorado
February 25, 2011

MountainView Securities, LLC

Statement of Financial Condition
December 31, 2010

ASSETS	
Cash and cash equivalents	$ 6,627,702
Receivables:	
Receivables from broker-dealers and clearing organizations	273,094
Other receivables	124,167
Receivables from affiliated entity	1,845,254
Distribution receivable	283,411
Total receivables	2,525,926
Investment in affiliated partnership	1,289,004
Prepaid expenses	165,759
Property and equipment, net of accumulated depreciation of $4,286	48,329
Other assets	158,745
Total assets	$ 10,815,465
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES, accrued expenses	$ 417,784
Total liabilities	417,784
COMMITMENTS AND CONTINGENCIES (Note 6)	
MEMBER'S EQUITY	
Member contribution	10,389,160
Retained earnings	8,521
Total member's equity	10,397,681
Total liabilities and member's equity	$ 10,815,465

See Notes to Statement of Financial Condition.

Note 1. Organization

MountainView Securities, LLC (the Company) is a single member limited liability company, which is approved as a registered broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of MountainView Capital Holdings, LLC (MountainView), a Delaware LLC. On July 23, 2010 MountainView acquired all of the issued and outstanding capital stock of Capmark Securities, Inc. (Capmark) and was immediately renamed to MountainView Securities, LLC.

Prior to the Capmark acquisition, MountainView owned another registered broker-dealer named MountainView Securities, LLC, which was renamed to MVCG Securities, LLC and is still in operation.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, will be exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Note 2. Summary of Significant Accounting Policies

Basis of presentation: The accompanying statement of financial condition have been prepared in accordance with accounting standards generally accepted in the United States (GAAP). The Company is engaged in a single line of business as a securities broker-dealer, in which services provided consist primarily of agency transactions in mortgage backed securities.

Cash and cash equivalents: The Company considers all unpledged temporary cash investments with a maturity at date of purchase of three months or less to be cash equivalents.

Receivables from affiliated entity: Receivables are due from MountainView for the sale of some underlying assets held by an affiliated partnership, MountainView Mortgage Opportunities Fund, LP (Fund), in which the Company owns a limited partnership interest in the Fund.

Investment in affiliated partnership: Investments in the Fund are accounted for at fair value. Investments in limited partnerships are valued at fair value based on the applicable percentage ownership of the net assets of each of the underlying partnerships. In determining fair value, the Company utilizes valuations provided by the underlying investment partnerships. The underlying investment partnerships value securities and other financial instruments at fair value. The estimated fair values of certain investments of the underlying investment partnerships, are determined by the general partner or sponsor of the respective investment partnership and may not reflect amounts that could be realized upon immediate sale, nor amounts that ultimately may be realized. Accordingly, the estimated fair values may differ significantly from the values that would have been used had a ready market existed for these investments.

Property and equipment: Property and equipment are recorded at cost net of accumulated depreciation. Depreciation is calculated using the straight line method over the assets' useful lives of 3 to 7 years.

Income taxes: The Company has elected to be taxed as a limited liability company for income tax purposes. Accordingly, in most jurisdictions, the member of the Company will be responsible for income taxes. The Company may be subject to state or local taxes in certain jurisdictions in which it operates.

The preparation of statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires the Company to report information regarding its exposure to various tax positions taken by the Company. The Company has determined whether any tax provisions have met the recognition threshold and have measured the Company's exposure to those tax positions. Management believes that the Company has adequately addressed all relevant tax positions and that there are no uncertain tax positions that are required to be reported as a liability.

Use of estimates: The preparation of statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Note 3. Acquisition of Capital Stock

On July 23, 2010, the assets acquired and liabilities assumed in the Capmark acquisition were measured at fair value. MountainView acquired all of the capital stock outstanding of Capmark for $459,663 in cash, which was comprised of the following:

Assets acquired	$ 550,603
Liabilities assumed	(340,940)
Escrow account acquired	2,554,117
Liabilities assumed related to escrow account	(2,554,117)
Intangible asset	280,384
Other	(30,384)
Total cash purchase price	**$ 459,663**

The acquisition was accounted for according to the guidance of the FASB ASC 805, Business Combinations. Except for identified intangible assets, assets and liabilities were valued at their respective carrying amounts, as the Company's management believes that these amounts approximate their fair value. The identifiable intangible asset acquired was valued using assumed incremental net income estimates and applicable discount rates, and is recorded at $280,384 on the statement of financial condition, which reflects the Company's management's approximation of fair value. The intangible asset is being amortized over a nine month period.

As part of the acquisition, the seller agreed to indemnify certain obligations arising prior to the acquisition.

In addition to the purchase price, on July 23, 2010 MountainView contributed cash of $4,533,317 and other investments at fair value for $5,396,180 which are reflected in the beginning of the period capital balances. The investment represents a limited partnership interest in the Fund and its fair value is based on the Company's proportionate share of the Fund's net assets.

Subsequent to the acquisition, the escrow account and the related assumed liabilities were transferred to MountainView.

Note 4. Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market approach, the income approach and/or the cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels;

Level 1 Inputs

- Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 Inputs

- Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 Inputs

- Inputs are unobservable for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The Company's investment represents a limited partnership interest in the Fund and the Company's proportionate share of the net assets of the Fund, and is classified as Level 3 in the fair value hierarchy. The Fund's net assets are primarily based upon internally developed models for mortgage loans that primarily use, as inputs, market-based parameters. Valuation adjustments may be made to ensure that financial investments are recorded at fair value. These models and adjustments may include amounts to reflect borrower credit, prepayment speed, default speed, payment history, or real estate quality among other items, as well as unobservable parameters. Any such valuation amounts with adjustments are applied consistently over time. The Fund's valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While management believes the Fund's valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date, and thus a different investment value on the Company's statement of financial condition.

The Fund invests in mortgage loans secured by first priority mortgage liens upon single family residential property located in the United States, and are typically defined as distressed by the Fund's guidelines, but are less than 180 days delinquent. As of December 7, 2009, Investment Period Termination Date (IPTD), the Fund is generally prohibited from making additional capital calls from its limited partners, as the Fund is fully funded and closed in terms of future investment purchases. There are no redemption rights for the investors in the Fund.

The following table represents the Company's fair value hierarchy for these assets measured at fair value on a recurring basis as of December 31, 2010:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Investment in affiliated partnership	$ -	$ -	$ 1,289,004	$ 1,289,004
Total	$ -	$ -	$ 1,289,004	$ 1,289,004

Note 5. Risks and Uncertainties

Securities transactions are introduced to and cleared through clearing brokers. Under the terms of its clearing agreements, the Company is required to ensure the proper settlement of counterparty transactions as contractually obligated with the clearing brokers. In conjunction with the clearing brokers, the Company seeks to control the risks of activities and is required to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the Company may be required to deposit additional collateral or reduce positions when necessary.

The Company is engaged in various trading and brokerage activities with counterparties that consist primarily of broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Market risk arises due to fluctuations in interest rates and market prices that may result in changes in the values of trading instruments. The Company manages its exposure to market risk resulting from trading activities through its risk management function. Risk reports are produced and reviewed by management to mitigate market risk.

Since the Company does not clear its own securities and futures transactions, it has established accounts with clearing brokers for this purpose. This can and often does result in a concentration of credit risk with these firms. Such risk, however, is mitigated by each clearing broker's obligation to comply with rules and regulations of the SEC.

The Company maintains accounts with financial institutions which, at times, may exceed FDIC insurance limits. The Company has not incurred any losses on these accounts in the past and does not expect any such losses in the future.

Note 6. Commitments and Contingencies

The Company is obligated under non-cancelable operating leases primarily for office facilities. The future minimum rental payments under each lease expiring in 2015, are as follows:

As of December 31:		
2011	$	97,662
2012		98,250
2013		100,014
2014		101,778
2015		77,362
	$	475,066

Note 7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The SEC's requirement also provides that equity capital may not be withdrawn or cash dividend paid if certain minimum net capital requirements are not met. The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires the Company to maintain net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items in the Formula for Reserve Requirements. At December 31, 2010, the Company had net capital of $6,455,152, which was $6,205,152 in excess of its required net capital of $250,000.

Note 8. Related-Party Transactions

Various administrative services are provided by MountainView. Certain expenses allocated to the Company by MountainView are based on estimated usage of shared services. There was $1,845,254 due from MountainView at December 31, 2010, as a result of amounts due from assets sales from the investment in affiliated partnership and payable to the Company by MountainView.

Note 9. Receivable from Broker-Dealers and Clearing Organizations

Amounts receivable from broker-dealers and clearing organizations at December 31, 2010 consists of fees and commissions receivable of $273,094. The Company clears its customer transactions through another broker-dealer on a fully disclosed basis.

MountainView Securities, LLC

Statement of Financial Condition
December 31, 2010

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.